UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 12 November 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

424 M

Board of Directors

Mr Ian Phillips MNZM

Interim Chairman

Mr Iain Ross

Director

Acting CEO

Mr Steve Coffey

Non-Executive Director

Mr John O’Connor

Non-Executive Director

Prof Peter Gunning

Non-Executive Director

Mr Bryce Carmine

Non-Executive Director

MARKET RELEASE

12 November 2015

NOVOGEN PATENT COVERING CANTRIXIL AND TRILEXIUM ACCEPTED IN AUSTRALIA

•    Cornerstone patent covering Cantrixil and Trilexium accepted in Australia

•    Patent provides protection around method of manufacture, composition of matter and method of use out to 2032

Sydney, November 12, 2015 – US-Australian drug discovery company, Novogen Limited (ASX:NRT; NASDAQ: NVGN) today announced that a patent application covering two of its key lead superbenzopyran (SBP) drug candidates has been accepted in Australia.

According to Novogen North America CEO, Dr Andrew Heaton, this patent application encompasses a suite of SBP compounds, including the two lead SBP drug candidates Cantrixil and Trilexium.

The active ingredients in Cantrixil and Trilexium were discovered as part of Novogen’s SBP discovery program. “Over the past 24 months, Novogen scientists have perfected the design and synthesis of extensive libraries of novel SBP’s, using the Company’s VAL-ID (Versatile Approach to Library based Iterative Design) approach,” Dr Heaton said.

“Examination of the application proceeded smoothly with no substantive objections raised and the acceptance of this application by the Australian Patent Office represents a significant milestone in protecting our lead SBP assets,” Dr Heaton said.

“Critically the claims of the patent application are structured to cover the three key aspects of a drug patent: composition of matter, method of manufacture and treatment/medical use. Importantly the specific active pharmaceutical ingredients contained in Cantrixil and Trilexium are highlighted in the claim set. The new method of manufacture Novogen developed to fast-track discovery around the SBP platform was also deemed patentable as were claims directed to use of the SBP platform to treat a wide range of cancers.”

“The lead SBP Cantrixil has just completed large scale GMP manufacture for the clinical studies planned for 2016 pending successful completion of the preclinical safety program. Obtaining acceptance of a patent application covering this key asset before we start the clinical studies adds significant value to Cantrixil and validates our innovative approach to SBP design and development. It is anticipated that the application will proceed to grant in Australia in February 2016. Having progressed easily through examination in Australia, we anticipate achieving patent protection in the USA, EU and other key jurisdictions in 2016/2017,” Dr Heaton concluded.

Acting CEO Iain Ross added “The full acceptance of the key patent around Cantrixil drives the valuation of our key SBP technology platform. The successful acceptance of the first SBP patent in Australia paves the way for acceptance in all our key jurisdictions and justifies our investment in this key technology platform and confirms Novogen’s position as world leaders in SBP drug discovery.”

About the Cantrixil drug candidate

The candidate Cantrixil drug product is cyclodextrin-based containing the active ingredient, TRXE-002-1. We anticipate that if approved the drug product would be used as an intra-cavity chemotherapy to be injected directly into the peritoneal cavity. The aim of intraperitoneal administration is to achieve high localized drug levels within the peritoneal cavity and attenuate the spread of resident tumor initiator cells. The target indication sought for Cantrixil is early-stage cancers of the abdominal cavity (eg. ovarian, uterine, colorectal and gastric carcinomas) with Cantrixil being used as an adjuvant first-line therapy. On completion of the requisite safety studies, Cantrixil will enter the clinic in late-stage patients with abdominal cancers including ovarian cancer. The active pharmaceutical ingredient, TRXE-002, has pan anti-cancer activity resulting in caspase-dependent apoptosis via c-Jun activation and pERK downregulation. The actual drug target remains unidentified.

About the Trilexium (TRXE-009) drug candidate

TRXE-009 is the Company’s second lead SBP drug candidate and our least advanced drug candidate. Through our collaboration with a local pediatric medical oncologist, the Company has confirmed that Trilexium is active against patient derived explants of Diffuse Intrinsic Pontine Glioma (DIPG) in vitro. DIPG is an aggressive but rare brain tumor primarily affecting children. Novogen has identified a drug formulation that in animals is able to deliver Trilexium to brain tissue and researchers will soon commence a proof-of-concept preclinical study in an orthotropic model of DIPG. Once our proof-of-concept studies are completed and the results are favourable, the Company plans to commence the required safety evaluation program.

About Novogen Limited

Novogen is a public, Australian-US drug development company whose shares trade on both The Australian Securities Exchange (NRT) and NASDAQ (NVGN). The Novogen Group includes US-based, CanTx Inc., a joint venture company with Yale University. Novogen has two drug technology platforms [the superbenzopyrans (SBPs) and anti-tropomyosins (ATMs)] yielding drug candidates that are first-in-class with potential application across a range of degenerative diseases. Given the encouraging data from in vitro and in vivo preclinical proof-of-concept studies in the field of oncology, our immediate focus is to undertake their respective toxicology programs. Our target indication for Cantrixil is ovarian cancer, and Diffuse Intrinsic Pontine Glioma (DIPG) for Trilexium. While the initial target pediatric indication for Anisina has been identified as neuroblastoma, we are yet to identify the adult indication and are intending to open an all-comers Phase 1 trial initially based on our preclinical studies. For more information, please visit www.novogen.com

Media Enquiries:

Kym Robins

Marketing and Communications Director, Novogen Group

E: Kym.Robins@novogen.com / Ph: +61 (0) 2 9472 4109

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “appear,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “should,” “would,” “may,” “target,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, Cantrixil, Anisina, Trilexium, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, Cantrixil, Anisina, Trilexium, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, Cantrixil, Anisina, Trilexium, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to Cantrixil, Anisina, Trilexium, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.